UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-1)

Amendment No. 1

Under the Securities Exchange Act of 1934

UONLIVE CORPORATION
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

91530X 204
(CUSIP Number)

Tsun Sin Man Samuel, CEO
5/F Guangdong Finance Building
88 Connaught Road West
Hong Kong
(011) 852-2116-3560
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2009
(Date of Event Which Requires Filing of This Statement)

Copies To:

Harold H. Martin, Esq.
Martin & Pritchett, P.A.
8015 W. Kenton Circle, Suite 150
Huntersville, North Carolina  28078
Tel:  (704) 584-0268
Fax:  (704) 895-1528

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guo Wanjun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR of Peoples’ Republic of China
	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (indirect ownership)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oxford Global Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON HC

Item 1.  Security and Issuer.

This Statement amends that certain Schedule 13D filed with the Commission on April 30, 2008.  It relates to shares of common stock, $.001 par value (the “Common Stock”), of Uonlive Corporation, a Nevada corporation (the “Issuer”). At present, there are 1,996,355 issued and outstanding shares of Common Stock, and a total of 200,000,000 authorized shares of Common Stock.

The Reporting Persons are Guo Wanjun, a citizen and resident of the Hong Kong SAR of the People’s Republic of China (hereinafter, “Ms. Guo”), who is a Director and Chairman of Oxford Global Capital Limited, a company organized and existing under the laws of the British Virgin Islands (“Oxford Global Capital”), and Oxford Global Capital. The Reporting Persons are the beneficial owners of 60,000,000 shares of Common Stock by virtue of Ms. Guo’s ownership of 100% of the share capital of Oxford Global Capital and Oxford Global Capital’s record ownership of 60,000,000 shares of Common Stock.

The Issuer’s principal executive offices are located at 5/F, Guangdong Finance Building, 88 Connaught Road West, Hong Kong.

Item 2.  Identity and Background.

a.	The names of the Reporting Persons are Ms. Guo and Oxford Global Capital.

b.
The business address of Ms. Guo is 5/F, Guangdong Finance Building, 88 Connaught Road West, Hong Kong.  The registered office of Oxford Global Capital is also 5/F, Guangdong Finance Building, 88 Connaught Road West, Hong Kong.

c.
Ms. Guo’s principal business is acting as the Chairman of Oxford Global Capital,  Oxford Global Capital’s principal business is to hold 60,000,000 shares of Common Stock of the Issuer and its principal business address is 5/F, Guangdong Finance Building, 88 Connaught Road West, Hong Kong.

d.	During the past five years, neither Ms. Guo nor Oxford Global Capital has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, neither Ms. Guo nor Oxford Global Capital has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Oxford Global Capital is a company organized and existing under the laws of the British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration.

On March 28, 2008, the Issuer entered into a Share Exchange Agreement (the “Exchange Agreement”) by and among the Issuer, William Tsang, the Chairman and President (“Tsang”) of China World Trade Corporation, a Nevada corporation (“CWTD”), Uonlive Limited, a corporation organized and existing under the laws of the Hong Kong SAR of the People’s Republic of China (“Uonlive”), Tsun Sin Man Samuel, Chairman of Uonlive (“Tsun”), Hui Chi Kit, Chief Financial Officer of Uonlive (“Hui”), Parure Capital Limited, a corporation organized and existing under the laws of the British Virgin Islands and parent of Uonlive (“Parure Capital”). For purposes of the Exchange Agreement, Tsun and Hui, as the holders of all of the outstanding capital stock of Parure Capital, were therein referred to as the “Shareholders”, and Parure Capital and Uonlive were therein referred to as the “Uonlive Subsidiaries.”  Upon closing of the share exchange transaction contemplated under the Exchange Agreement (the “Share Exchange”), Tsun and Hui transferred all of their share capital in Parure Capital to CWTD in exchange for, and assigned to corporations designated by Tsun and Hui, including Oxford Global Capital, a portion of an aggregate of 150,000,000 shares of Common Stock and 500,000 shares of Series A Convertible Preferred Stock, each of which was convertible after six months from the date of issuance into one hundred shares of Common Stock, thus causing Parure Capital to become a direct wholly-owned subsidiary of CWTD.  No cash consideration was exchanged in connection with the closing under the Exchange Agreement.  Shortly after the closing, CWTD changed its name to Uonlive Corporation, and is referred to herein as the “Issuer.”

As previously stated herein, the Reporting Persons are considered to be the beneficial owners, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of the 60,000,000 shares of Common Stock that were assigned to Oxford Global Capital.

Item 4.  Purpose of Transaction .

The purpose of the transaction was to consummate a reverse merger of Uonlive into the Issuer.   Uonlive operates an online radio station from offices and a studio located in Hong Kong.

In addition, pursuant to the terms and conditions of the Exchange Agreement:

●
On the Closing Date, the current officers of the Issuer resigned from such positions and the persons chosen by Uonlive were appointed as the officers of the Issuer, notably Tsun Sin Man Samuel, as Chairman, Cheung Chi Ho, as Chief Executive Officer, and Wong Kin Yu, as Chief Operating Officer, and Tsang and Zeliang Chen resigned from their positions as directors and officers; CM Chan resigned from his position as CEO, Larry Wei Fan remained as CFO until further notice and Tsun and Cheung filled the vacancies on the Board created by the resignation of Tsang and Chen.

●
On the Closing Date, the remaining members of the Board, namely Xiao Lei Yang, Chao Ming Luo and Ye Xin Long resigned from their positions as a director effective upon the expiration of the ten day notice period required by Rule 14f-1, at which time such persons designated by Uonlive were appointed as directors of the Issuer, notably Carol Kwok, Zeng Yang and Wong Kin Yu.

●	On the Closing Date, the Issuer paid and satisfied all of its “liabilities” as such term is defined by U.S. GAAP as of the closing.

●
As of the Closing, the parties consummated the remainder of the transactions contemplated by the Exchange Agreement, including the transfer of all of Issuer’s subsidiaries to Top Speed Technologies Limited, a British Virgin Islands corporation owned by William Tsang, pursuant to a sale and purchase agreement in consideration of cancellation of indebtedness owed by CWTD to William Tsang.

As of the date of the Exchange Agreement there were no material relationships between the Issuer or any of its affiliates and the Shareholders, or Uonlive, other than in respect of the Exchange Agreement.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Exchange Agreement, a copy of which is attached as Exhibit 2.1 to a Form 8-K filed with the U.S. Securities and Exchange Commission on April 4, 2008.

As mentioned above, Ms. Guo is the Chairman of Oxford Global Capital. Ms. Guo has more than 4 years experience in public relations in mainland China. She is director of Public Relations at Moya Marketing Management Co. Ltd since January 2007.

Other than as heretofore described, neither Ms. Guo nor Oxford Global Capital has any plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5.  Interest in Securities of the Issuer .

a.           After giving effect to the issuance of 150,000,000 shares of Common Stock and 500,000 shares of Series A Convertible Preferred Stock pursuant to the Exchange Agreement, the Issuer had 199,565,923 shares of Common Stock issued and outstanding.  As of the closing of the Share Exchange, Ms. Guo and Oxford Global Capital owned 60,000,000 shares of Common Stock.  On April 21, 2009, Oxford Global Capital transferred 5,000,000 shares of Common Stock to Continental Worldwide Holdings Limited for a sale price of $.004 per share.  As of September 23, 2009, the remaining 55,000,000 shares of Common Stock beneficially owned by Ms. Guo and Oxford Global Capital were reduced to 550,000 shares of Common Stock pursuant to the 1:100 reverse stock split described in the next paragraph.  On April 7, 2010, Oxford Global Capital transferred all 550,000 shares of Common Stock to Standford Global Capital Limited at a price of $0.10 per share, for a total of $55,000.  Currently, Ms. Guo and Oxford Global Capital do not beneficially own any shares of Common Stock   Ms. Guo and Oxford Global Capital disclaim any membership in a group within the meaning of Section 13(d)(3) of the Act.

The Issuer consummated a 1:100 reverse stock split effective September 23, 2009, which reduced the number of issued and outstanding shares of Common Stock to a current figure of 1,996,355 and also reduced the conversion ratio of the Series A Convertible Preferred Stock from 1:100 to 1:1 pursuant to the terms of its certificate of designation.  The reverse stock split did not affect the authorized shares of Common Stock of the Issuer, which remain at 200,000,000 shares.

b.           The following table indicates the number of shares as to which Ms. Guo has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.  Oxford Global Capital takes the position that Oxford Global Capital, by itself, does not have any voting power or dispositive power with respect to the Common Stock, although it is the record owner and a beneficial owner of the Common Stock.  Accordingly, it is not listed in the following table.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Ms. Guo	0	0%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Ms. Guo	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Ms. Guo	0	0%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Ms. Guo	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer .

Ms. Guo and Oxford Global Capital represent that no contracts, arrangements, understandings or relationships exist among Ms. Guo and Oxford Global Capital and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits .

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GUO WANJUN

By: /s/ Guo Wanjun
Name: Guo Wanjun

Date:   April 21, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OXFORD GLOBAL CAPITAL LIMITED

By /s/ Guo Wanjun
Name: Guo Wanjun
Title:   Director

Date:   April 21, 2010